Texas New York Washington, DC Connecticut Seattle Dubai London	William S. Anderson Partner 713.221.1122 Office 713.437.5370 Fax will.anderson@bgllp.com Bracewell & Giuliani LLP 711 Louisiana Street Suite 2300 Houston, Texas 77002-2770

August 24, 2015

BY HAND AND BY EDGAR

Kathryn McHale

Senior Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission 100 F Street N.E.

Washington, D.C. 20549

RE:	Allegiance Bancshares, Inc.
Amendment No. 1 to
Draft Registration Statement on Form S-1
Confidentially Submitted on June 18, 2015
CIK No. 0001642081

Dear Ms. McHale:

Our client, Allegiance Bancshares, Inc., a Texas corporation (the “Company”), has requested that we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated July 1, 2015 (the “Comment Letter”). We enclose for filing with the Commission a revised draft of the above-referenced Registration Statement on Form S-1 of the Company (the “Revised Registration Statement”), together with certain of the exhibits thereto. On behalf of the Company we wish to thank you and the other members of the Staff for your review and response to the Company’s amended confidential submission on June 18, 2015.

In addition to revisions made in response to the Staff’s comments, the Revised Registration Statement also includes other changes that are intended to update, clarify and render more complete the information contained therein, including updates to the financial statements and disclosures to reflect the Company’s financial results as of and for the six months ended June 30, 2015.

Kathryn McHale

Securities and Exchange Commission

August 24, 2015

We are separately providing the Staff hard copies of this letter and marked copies of the Revised Registration Statement.

Set forth below are the Company’s responses to the comments in the Comment Letter. For the convenience of the Staff, we have restated in this letter each of the comments in the Comment Letter and numbered each of the responses to correspond to the numbers of the comments. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Revised Registration Statement.

General

1.	We note that Article XIII of your Amended and Restated Certificate of Formation, Filed as Exhibit 3.1, includes an exclusive forum provision. Please include disclosure in the Description of Capital Stock and Risk Factors sections regarding this exclusive forum provision and discuss the effect of such provision on investors.

Response

The Company has revised the risk factor on pages 36-37 of the Revised Registration Statement and the disclosures in the Description of Capital Stock section on page 132 of the Revised Registration Statement to discuss the exclusive forum provision in the Company’s amended and restated certificate of formation and the effect of such provision on investors in response to the Staff’s comment.

* * *

If any member of the Staff has any questions regarding the foregoing, or desires further information or clarification in connection therewith, please do not hesitate to contact the undersigned at (713) 221-1122. Thank you for your consideration.

Very truly yours,

/s/ William S. Anderson

William S. Anderson

cc:	Babette Cooper
Benjamin Phippen
David Lin
Securities and Exchange Commission

George Martinez
Allegiance Bancshares, Inc.
8727 West Sam Houston Parkway North, Suite 210
Houston, Texas 77040

Aaron Kaslow
Kilpatrick Townsend & Stockton LLP
607 14th Street, NW, Suite 900
Washington, DC 20005